Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 17, 2014

Relating to Preliminary Prospectus dated July 17, 2014

Registration No. 333-194817

This free writing prospectus relates only to the initial public offering of common stock of TubeMogul, Inc. and should be read together with the preliminary prospectus dated July 7, 2014, relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-194817) relating to these securities.

On July 17, 2014, TubeMogul, Inc. filed Amendment No. 4 to the Registration Statement, which can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1449278/000119312514271070/d658316ds1a.htm

References to “TubeMogul,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information supplements and updates the information contained in the Preliminary Prospectus to the extent that such information is inconsistent therewith, or was prepared based on assumptions that are inconsistent with the information below.

Initial public offering price range	We expect the initial public offering price will be between $7.00 and $8.00 per share.

Net proceeds	We estimate that the net proceeds to us from this offering will be approximately $40.1 million (or approximately $46.6 million if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full), assuming an initial public offering price of $7.50 per share, which is the midpoint of the price range set forth above, and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

Dilution	After giving effect to the sale by us of shares of our common stock in this offering at the assumed initial public offering price of $7.50 per share, which is the midpoint of the estimated offering price range set forth above, and after deducting the estimated underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2014 would have been $68.1 million, or $2.37 per share. This represents an immediate increase in pro forma net tangible book value of $1.12 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $5.13 per share to investors purchasing shares of our common stock in this offering at the assumed initial public offering price.

Participation by Trinity Ventures, LLC	Entities affiliated with Trinity Ventures, LLC, a holder of more than 5% of our common stock and an affiliate of a member of our board of directors, have indicated an interest in purchasing up to an aggregate of $5 million in shares of our common stock in this offering at the initial public offering price. However, because this indication of interest is not a binding agreement or commitment to purchase, the underwriters could determine to sell more, less or no shares to the entities affiliated with Trinity Ventures, LLC, and such entities could determine to purchase more, less or no shares in this offering. The underwriters will receive the same discount on any shares of our common stock purchased by such entities as they will from any other shares of our common stock sold to the public in this offering.

Consolidated Balance Sheet Data	Giving effect to (i) this offering, (ii) the automatic conversion of all outstanding shares of preferred stock into 15,510,330 shares of common stock and (iii) the reclassification of the convertible preferred stock warrant liability to additional paid in capital, each to be effective immediately prior to the closing of the offering, as of March 31, 2014, our pro forma as adjusted consolidated balance sheet data would have been as follows (in thousands):

Cash and cash equivalents	$53,331

Working capital	$64,499

Total assets	$115,501

Debt obligations, current and non-current, and convertible preferred stock warrant liability	$9,757

Total stockholders’ equity	$68,064

The issuer has filed a registration statement including a prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Merrill Lynch at 1-866-500-5408; Citigroup at 1-800-831-9146; or RBC Capital Markets at 1-877-822-4089.